UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Icon Energy Corp. (the “Company”) entered into a standby equity purchase agreement (the “SEPA”), dated August 27, 2025 (the “Effective Date”), with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”). Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, common shares, par value $0.001 per share (“Common Shares”) for an aggregate subscription amount of up to $20,000,000 (the “Commitment Amount”), at any time from the Effective Date of the SEPA until August 27, 2028, unless earlier terminated pursuant to the SEPA (the ‘‘Commitment Period’’), by delivering written notice to Yorkville (each, an “Advance Notice”).

Under each Advance, the Common Shares to be issued to Yorkville from time to time under the SEPA (the “Advance Shares”) will be issued at one of two pricing options, at our election. Under the first option, the Company will sell the Common Shares to Yorkville at 96% of the Market Price (as defined below) for any period commencing upon receipt by the Company of written confirmation of receipt of such Advance Notice by Yorkville, and which confirmation shall specify the commencement time, and ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice (the “Option 1 Pricing Period”).  If the total number of Common Shares traded on the Nasdaq Capital Market during the Option 1 Pricing Period is less than the Volume Threshold, the number of Advance Shares will be reduced to the greater of (i) 30% of the trading volume during the respective pricing period, or (ii) the number of Common Shares sold by Yorkville during the pricing period. “Volume Threshold” is defined as the amount of the Advance in Common Shares divided by 30%. Under the second option, the Company will sell the shares of Common Shares to Yorkville at 97% of the Market Price for any three consecutive trading days commencing on the date of the Advance Notice, if it is received by 9:30 a.m. Eastern Time, or the immediately following trading day if received after 9:30 a.m. Eastern Time (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the average volume weighted average price (“VWAP”) of the Common Shares on the Nasdaq Capital Market during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Common Shares on the Nasdaq Capital Market during the Option 2 Pricing Period.

The SEPA does not require Yorkville to subscribe for or acquire any Common Shares under the SEPA if those Common Shares, when aggregated with all other Common Shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of Common Shares.

The Company will have the right to require Yorkville to subscribe for any Common Shares pursuant to the SEPA as long as it has an effective registration statement in place for the resale of the Common Shares to be issued by the Company to Yorkville under each Advance, and subject to the satisfaction of the other conditions set forth in the SEPA. As a result, the Company may not have access to the full Commitment Amount available under the SEPA during the Commitment Period.

Pursuant to the SEPA, the Company has paid to Yorkville a structuring and due diligence fee in the amount of $25,000. In addition, in consideration for Yorkville’s irrevocable commitment to subscribe for Common Shares at the Company’s direction, from time to time following the effectiveness of the registration statement, upon the terms and subject to the conditions set forth in the SEPA, the Company has agreed to pay a commitment fee equal to 1% of the Commitment Amount of the SEPA (the “Commitment Fee”), as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10 million worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, the Company shall have the option, at its discretion, to pay all or a portion of the Commitment Fee then due by the issuance of such number of Common Shares that is equal to the applicable portion of the Commitment Fee divided by the average of the daily VWAPs of the Common Shares on the Nasdaq Capital Market during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, the Company issued 45,249 Common Shares to Yorkville in satisfaction of the first half of the Commitment Fee.

The Common Shares issued under the SEPA, including the Common Shares issued to Yorkville in satisfaction of the first half of the Commitment Fee, are being offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on the exemption afforded under Section 4(a)(2) thereof.

The summary of the SEPA contained in this Report on Form 6-K does not purport to be complete and is subject to, and qualified in its entirety by reference to, the SEPA, which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: August 29, 2025	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer